EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended
	January 2, 2005	January 1, 2006	December 31, 2006	December 30, 2007	December 28, 2008
	(In thousands, except ratios)
Computation of earnings:
Income (loss) before provision for income taxes	$423,200	$613,307	$430,708	$398,416	$(1,903,034)
Fixed charges excluding capitalized interest	9,725	1,801	11,934	19,323	18,481
Distributed earnings from 50%-or-less-owned affiliate	(659)	(718)	(2,498)	(5,840)	(3,604)
Adjusted earnings	$432,266	$614,390	$440,144	$411,899	$(1,888,157)
Computation of fixed charges:
Interest expense	$8,526	$17	$9,506	$16,339	$15,867
Interest relating to lease guarantee of 50%-or-less-owned affiliate	─	538	─	615	─
Interest portion of operating lease expense	1,199	1,246	2,428	2,369	2,614
Fixed charges	$9,725	$1,801	$11,934	$19,323	$18,481
Ratio of earnings to fixed charges (1)	44.4x	341.1x	36.9x	21.3x	─

(1)
Computed by dividing (i) income (loss) before provision for income taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.  In fiscal year 2008, earnings were insufficient to cover fixed charges by $1.91 billion.